September 11, 2025

Craig Collard
Chief Executive Officer
Heron Therapeutics, Inc.
100 Regency Forest Drive, Suite 300
Cary, North Carolina 27518

       Re: Heron Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 9, 2025
           File No. 333-290143
Dear Craig Collard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Emilio Ragosa, Esq.